SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 12, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
CORPORATE TAXPAYER’S ID (CNPJ) 01.832.635/0001-18
CORPORATE REGISTRY ID (NIRE) 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON AUGUST 1, 2008

Date, Time and Place: On August 1, 2008, at 8:30 a.m., at the Company’s headquarters, located at Av. Jurandir, 856, Lote 04, 1° andar, Jardim Ceci, in the City and State of São Paulo; Call: Call was made by means of the annual schedule of meetings previously approved by the members of the Board of Directors. Quorum: All the members of the Board of Directors attended the meeting. Presiding Board: Maria Cláudia Oliveira Amaro, Chairwoman, and Flávia Turci, Secretary; Agenda and Resolutions: 1) Presentation, by the Chief Executive Officer and the Chief Financial Officer, of the information related to the Company’s financial and operational performance, as well as market information; 2) Acceptance of resignation request of the Officer José Wagner Ferreira, presented to the Company on June 31, 2008, being available the position previously occupied by him; 3) Grant of an authorization for the Company to pronounce vote for acceptance of the resignation presented by the Vice Chief Executive Officer Mr. José Wagner Ferreira and by the Officer, with no specific designation, Mr. Armando Lucente Filho at the Extraordinary General Meeting of its subsidiary TAM Linhas Aéreas S.A.; 4) Grant of Company’s guarantee, as a surety, as set forth in Instruments of Guarantee, as well as all other related documents related to said guarantees bound to the following instruments: (a) Operating Leasing Agreement, related to the aircraft Airbus A320-214, serial number 3565, prefix PR-MHX; (b) Operating Leasing Agreement, related to the aircraft Airbus A319-132, serial number 3588, prefix PR-MBU; (c) Aircraft Leasing Agreement, related to the aircraft Airbus A319-132, serial number 3595, prefix PR-MBV; (d) Leasing Agreement, related to the aircraft Boeing B777-300ER, serial number 37664, prefix PT-MUA; (e) Leasing Agreement, related to the aircraft Boeing B777-300ER, serial number 37665, prefix PT-MUB; (f) Leasing Agreement, related to the aircraft Boeing B777-300ER, serial number 37666, prefix PT-MUC; (g) Leasing Agreement, related to the aircraft Boeing B777-300ER, serial number 37667, prefix PT-MUD, in addition to the approval of all actions already practiced in relation to the aforementioned operations. Closure: Nothing else to be discussed, the meeting was adjourned and the present minutes were drawn up in summary format, read and signed by all attending members. São Paulo, August 1, 2008. Chairwoman - Maria Cláudia Oliveira Amaro; Secretary - Flavia Turci. Board Members: Maria Cláudia Oliveira Amaro, Mauríclo Rolim Amaro, Adalberto de Moraes Schettert, Luiz Antonio Viana, Pedro Pullen Parente, Waldemar Verdi Júnior, Alexandre Silva and Marcos Adolfo Tadeu Senamo Amaro. This is a free English translation of the original instrument drawn up in the Company’s records.

______________________________________
Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.